SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER (212) 455-2485		E-MAIL ADDRESS SCHEONG@STBLAW.COM

VIA EDGAR

January 25, 2021

Re:	Acceleration Request for Academy Sports and Outdoors, Inc.
Registration Statement on Form S-1 (File No. 333-252390)

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Daniel Morris

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Academy Sports and Outdoors, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on January 27, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2485 with any questions.

Very truly yours,

/s/ Sunny Cheong

Sunny Cheong

ACADEMY SPORTS AND OUTDOORS, INC.

1800 North Mason Road

Katy, Texas 77449

January 25, 2021

VIA EDGAR

Re:	Academy Sports and Outdoors, Inc.

Registration Statement on Form S-1 (File No. 333-252390)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Daniel Morris

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Academy Sports and Outdoors, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on January 27, 2021, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact Sunny Cheong (212-455-2485) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours, ACADEMY SPORTS AND OUTDOORS, INC.

By:	/s/ Rene G. Casares
Name:	Rene G. Casares
T itle:	Senior Vice President, General Counsel and Secretary

January 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris

Re:	Academy Sports and Outdoors, Inc.

Registration Statement on Form S-1

File No. 333-252390

Acceleration Request

Requested Date:     January 27, 2021

Requested Time:    4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Academy Sports and Outdoors, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-252390) (the “Registration Statement”) to become effective on January 27, 2021, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan M Beaupré
Name:	Ryan M Beaupré
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Jaclyn Berkley
Name:	Jaclyn Berkley
Title:	Vice President

cc:	Ken C. Hicks, Academy Sports and Outdoors, Inc.

Michael P. Mullican, Academy Sports and Outdoors, Inc.

Joseph H. Kaufman, Simpson Thacher & Bartlett LLP

Sunny Cheong, Simpson Thacher & Bartlett LLP

Marc D. Jaffe, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP